RADICA GAMES LIMITED
                       ANNOUNCES NEW SHARE REPURCHASE PLAN

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
APRIL 12, 1999                              PRESIDENT & COO
                                            (LOS ANGELES, CALIFORNIA)
                                            (626) 744 1150

                                            DAVID C.W. HOWELL
                                            PRESIDENT ASIA OPERATIONS
                                            & CFO
                                            (HONG KONG)
                                            (852) 2688 4201


(Hong Kong) Radica Games Limited (NASDAQ RADA) announced today that its Board of Directors has increased the amount of the Company's Common Stock authorized for purchase under the Company's previously announced purchase program. The new authorization will permit the Company to purchase up to an additional 1.0 million shares. Between February 26, 1999 and March 30, 1999, the Company purchased 334,800 shares at an average price of $13.43.

Purchases may be made from time to time by the Company in the open market or in block purchases or in privately negotiated transactions depending on market conditions and other factors. "We believe the buy-back of our shares is an attractive opportunity for the Company, is a good investment of corporate funds and is in the best interest of our stockholders," stated Pat Feely, Radica's President and Chief Operating Officer.



Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

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